Exhibit 99.1

Dr. Fred C. Ikle

Mr. David Borland

Ambassador Langhorne A. Motley

Committee of Independent Directors of the Board of Directors

Telos Corporation

c/o Joseph M. Berl

Powell Goldstein LLP

901 New York Avenue, N.W.

Washington, D.C. 20001-4413

May 3, 2005

Gentlemen:

The parties signing this letter (the Signatories) are responding to your recent letters to them soliciting their input to the financial restructuring of Telos Corporation(1) (the Company). As the Signatories are among the largest holders of the Companys sole public security, they are pleased to provide a joint response based on the verbal acknowledgement by legal counsel to the Independent Committee.

(1) Formerly C3 Inc.

The Signatories each hereby acknowledges and agrees that, by holding discussions and meetings relating to a possible restructuring of the capital of the Company, and by delivering this proposal in connection with such possible restructuring, none of the Signatories has acted together nor agreed to act together with another for purposes of acquiring, holding, voting or disposing of an equity security of the Company or for any other purpose, and therefore the Signatories do not constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Neither the submission of this letter nor anything contained herein or discussed shall be construed as an admission that the Signatories constitute a person or group for any purpose, or an admission that any Signatory is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the equity securities of the Company owned by any other Signatory. The Signatories expressly acknowledge and agree that no Signatory has any shared voting or dispositive power over the equity securities of the Company owned by any other Signatory. Except for the submission of this letter in response to the solicitation of the Company, the Signatories do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with or among each other with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or dispositive power over the securities of the Company.

Each of the Signatories is aware that the security that he owns, Telos 12% Cumulative Exchangeable Redeemable Preferred Stock (the Security), was issued in 1989 as a component of the leveraged buyout (LBO) of C3 Inc. by C3 Acquisition Corp. Each of the Signatories is also aware that the Security has a first mandatory redemption date of November 21, 2005 at a price of $10 per share, plus accrued and unpaid, contractually obligated dividends.

As you are aware, the Security is a fixed obligation of the Company and the holders of the Security are not considered by the Company to be equity participants, as disclosed in the October 20, 1989 Proxy Statement/Prospectus:

As a result [of receiving the Security] the public shareholders of the Company [existing prior to completion of the LBO] will be deprived of the opportunity to share in any future earnings or growth of the Company

Additionally, each of the Signatories is aware of the Board of Directors disclosure statements made in the Companys SEC filings on Forms 8-K, 10-Q and 10-K beginning in March 2004 that the Company believes it will more likely than not be unable to meet the redemption schedule in accordance with the contractual obligations set forth in the terms of the Security.

Each of the Signatories acknowledges that based on the Companys Form 10-K for the fiscal year ended December 31, 2004, on that date, the Company did not have sufficient cash on hand to effect the mandatory redemption that is scheduled to commence this year in accordance with the contractual obligations of the Company under the terms of the Security. However, each of the Signatories believes that the Company has substantial unrealized total enterprise value (TEV) that could be unlocked by the Board of Directors through a strategic transaction such as, but not limited to, a public equity offering or a merger transaction (a Strategic Transaction). Such a Strategic Transaction is interesting because it has the potential to unlock substantial value that can be made available to the Company to provide legally available funds to either completely or near completely fulfill the contractual obligations of the Company under the terms of the Security.

Based on independent analysis conducted by certain of the Signatories, and submitted in the enclosed summary, each of the Signatories estimates that the Companys unrealized TEV is at least between $80 million and $100 million.

In exploring the Companys ability to execute a Strategic Transaction, some of the Signatories have had informal extensive discussions with nationally-recognized investment banks that specialize in the Companys sector, including Friedman Billings Ramsey, BB&T Windsor Group, RBC Capital Markets, Stephens Financial Group and Morgan Joseph. These investment banks have expressed confidence in their respective independent abilities to successfully execute a Strategic Transaction on behalf of the Company.

The Committee of Independent Directors, in addition to the entire Board of Directors, has a fiduciary duty to direct and aggressively pursue a Strategic Transaction that would unlock the unrealized TEV and provide legally available funds for fulfilling the contractual obligations of the Company under the terms of the Security.

To assist the Committee of Independent Directors and the Company in facilitating a Strategic Transaction for the purposes of unlocking unrealized TEV and fulfilling the contractual obligations of the Company under the terms of the Security, some interest has been expressed by the Signatories in the possibility that holders of the Security may consent to a reduction to the dollar amount of the accrued and unpaid dividends currently due and owed by the Company ($38.75 million as of March 31, 2005).

Each of the Signatories would welcome an opportunity to meet with you to discuss these issues. The Signatories understand from certain conversations with Counsel to the Committee of Independent Directors that a meeting will be held on May 10, 2005 at the office of Powell Goldstein. Subject to scheduling, each of the Signatories would be very pleased to meet with you at that time.

Sincerely,

/s/ Timothy G. Ewing	/s/ Andrew R. Siegel
Timothy G. Ewing	Andrew R. Siegel
Ewing & Partners	Costa Brava Partnership III, L.P.

/s/ Nelson Obus
Nelson Obus	Victor Morgenstern
Wynnefield Capital Management, LLC

/s/ David P. Cohen
David P. Cohen
Athena Capital Management, Inc.

Enc: summary valuation analysis

Submission to Committe of Independent Directors	Telos Corporation

	Indicative
	Value Ranges			Mid
	($ in millions)			Point
Comparable M&A Transactions
Revenue	$83.1	-	$264.5	$173.8
EBITDA	$48.3	-	$122.2	$85.2
Adjusted EBITDA (1)	$63.6	-	$161.0	$112.3

Comparable Public Equity Market
Revenue	$84.2	-	$291.2	$187.7
EBITDA	$60.3	-	$128.0	$94.2
Adjusted EBITDA (1)	$79.4	-	$168.7	$124.0

Indicative Value Range
Revenue	$83.1	-	$291.2	$187.1
EBITDA	$48.3	-	$128.0	$88.2
Adjusted EBITDA (1)	$63.6	-	$168.7	$116.1

(1) EBITDA adjusted for discretionary cash bonuses and consulting fees to the majority common shareholder

Indicative Valuation Ranges

($ in millions)

	Indicative
	Valuation Mutiples
Comparable M&A Transactions
Revenue multiples:	0.7x	-	2.3x
EBITDA multiples:	6.6x	-	16.6x

Comparable Public Equity Market
Revenue multiples:	0.7x	-	2.5x
EBITDA multiples:	8.2x	-	17.4x

Indicative Multiple Range
Revenue multiples	0.7x	-	2.5x
EBITDA multiples	6.6x	-	17.4x

Telos LTM, as of 12/31/2004 (in $ millions)
Revenue	$116.7
EBITDA	$7.4
Adjusted EBITDA (1)	$9.7

(1) EBITDA adjusted for discretionary cash bonuses and consulting fees to the majority common shareholder

($MM)
Date			Transaction	Target	TEV /	TEV /
Announced	Target	Acquirer	Value	LTM Revenue	LTM Revenue	LTM EBITDA

4/26/2005	PEC Solutions, Inc.	Nortel Networks Inc.	$448.0	$202.7	2.2x	14.0x
3/22/2005	ComGlobal Systems, Incorporated	Analex Corp.	$47.0	$39.5	1.2x	9.2x
2/18/2005	SYTEX Group Inc.	Lockheed Martin Corporation	$462.0	$425.0	1.1x	NA
2/18/2005	Integic Corporation	Northrop Grumman Corporation	$313.0	$161.0	1.9x	NA
1/19/2005	OnBoard Software Inc.	MTC Technologies Inc.	$34.0	$15.0	2.3x	NA
1/12/2005	Shenandoah Electronic Intelligence Inc.	SI International Inc.	$75.0	$73.9	1.0x	7.9x
1/7/2005	Windermere Group LLC	Essex Corp.	$69.4	$64.0	1.1x	NA
1/3/2005	Sytel Inc.	TechTeam Global, Inc.	$20.5	$28.8	0.7x	7.2x
12/27/2004	Manufacturing Technology Inc.	MTC Technologies Inc.	$75.0	$50.0	1.5x	NA
12/16/2004	RCI Holdings Corp.	Serco Group Plc	$215.0	$256.0	0.8x	14.3x
12/1/2004	Bridge Technology Corporation	SI International Inc.	$30.0	$22.2	1.4x	8.6x
9/11/2004	DigitalNet Holdings Inc.	BAE Systems North America	$585.9	$354.2	1.7x	NA
9/9/2004	AC Technologies Inc.	PEC Solutions, Inc.	$49.7	$48.5	1.0x	6.6x
8/11/2004	Integrated Management Services, Inc.	Anteon International Corp.	$31.0	$30.0	1.0x	NA
8/2/2004	Impact Innovations Group LLC (Gov division)	Dynamics Research Corporation	$53.4	$47.0	1.1x	NA
7/27/2004	Simulation Technologies, Inc.	Anteon International Corp.	$15.0	$20.0	0.8x	NA
6/29/2004	Command Technologies, Inc.	MTC Technologies Inc.	$47.0	$36.0	1.3x	NA
6/1/2004	EPOS Corp	Tier Technologies Inc.	$19.0	$15.0	1.3x	NA
5/28/2004	Integrated Information Technology Corp.	PEC Solutions Inc.	$35.0	$36.0	1.0x	8.3x
5/6/2004	Beta Analytics International Inc.	Analex Corp.	$32.3	$33.0	1.0x	NA
4/5/2004	STI Government Systems	BAE Systems North America	$27.0	NA	NA	NA
3/10/2004	AMS Defense & Intelligence Group	CACI International	$415.0	$250.0	1.7x	16.6x
2/12/2004	CMS Information Services, Inc	CACI International	$30.0	$39.0	0.8x	10.7x
1/22/2004	Science & Engineering Associates, Inc.	ITS Services Inc.	$100.0	$108.0	0.9x	11.6x
1/8/2004	ORION Scientific Systems, Inc.	SRA International Inc.	$34.5	$30.0	1.2x	NA
1/8/2004	FAAC, Inc.	Arotech Corp.	$14.0	$15.0	0.9x	NA

				Average	1.2x	10.5x
				Median	1.1x	9.2x

Target	Services Provided to the U.S. Federal Government (DoD, Intelligence, other)

PEC Solutions, Inc.	Secure, interoperable technology solutions
ComGlobal Systems, Incorporated	Software and information technology firm providing C4I services to military and federal government agencies
SYTEX Group Inc.	Technology engineering and systems integration, network security solutions, business management solutions
Integic Corporation	Enterprise health and business process software solutions
OnBoard Software Inc.	Technical development of hardware and software
Shenandoah Electronic Intelligence Inc.	Records management, applications support, secure optical card processing
Windermere Group LLC	Software development, advanced engineering design and information assurance
Sytel Inc.	Network design and network security services, help desk support
Manufacturing Technology Inc.	Product life cycle support for systems and electronics
RCI Holdings Corp.	Systems engineering and HR business process management
Bridge Technology Corporation	Program management, systems and software engineering
DigitalNet Holdings Inc.	Networked infrastructure, information assurance solutions
AC Technologies Inc.	Software engineering and network services primarily to non-security civilian federal agencies
Integrated Management Services, Inc.	Information security / assurance, infrastructure security, enterprise IT architecture
Impact Innovations Group LLC (Gov division)	Enterprise content management, application development, IT service management, information security
Simulation Technologies, Inc.	Modeling and simulation software solutions and services
Command Technologies, Inc.	Professional and technical services, information technology
EPOS Corp	Interactive communications and transaction processing technologies
Integrated Information Technology Corp.	Network and computer services, satellite communications, communication system engineering and installation
Beta Analytics International Inc.	Security and intelligence data support
STI Government Systems	IT systems and integration
AMS Defense & Intelligence Group	IT support and software design for financial management, logistics, warfighting, intelligence
CMS Information Services, Inc	Enterprise network solutions, enterprise financial management systems, software engineering and integration
Science & Engineering Associates, Inc.	Advanced sensor development, spectral imaging, security solutions, system engineering and design
ORION Scientific Systems, Inc.	Analytical support, system development, proprietary knowledge management
FAAC, Inc.	Simulators, systems engineering and related software products

($ MM)	LTM Revenue	EBITDA	Margin	Total Debt	Net Debt	Market Cap	TEV	TEV / Revenue	TEV / EBITDA

CACI International Inc.	$1,551.6	$177.3	11.4%	$347.4	$284.1	$1,830.1	$2,114.2	1.4x	11.9x
Anteon International Corp.	$1,330.0	$117.3	8.8%	$164.2	$129.0	$1,509.5	$1,638.6	1.2x	14.0x
Mantech International Corp.	$842.4	$48.2	5.7%	$25.2	$2.2	$781.4	$783.7	0.9x	16.3x
SRA International Inc.	$755.5	$89.0	11.8%	$0.0	$(180.3)	$1,728.3	$1,547.9	2.0x	17.4x
Cubic Corp.	$740.9	$57.8	7.8%	$93.6	$77.3	$478.3	$555.6	0.7x	9.6x
MTC Technologies Inc.	$298.4	$35.7	12.0%	$63.3	$63.3	$471.5	$534.8	1.8x	15.0x
SI International Inc.	$290.1	$21.8	7.5%	$100.0	$87.7	$258.7	$346.3	1.2x	15.9x
Argon ST Inc. (1)	$206.4	$30.8	14.9%	$0.2	$(42.2)	$557.0	$514.8	2.5x	16.7x
PEC Solutions Inc.	$202.7	$31.9	15.7%	$0.0	$(29.4)	$422.2	$392.8	1.9x	12.3x
Analex Corp. (1)	$145.7	$15.0	10.3%	$73.8	$73.2	$49.3	$122.5	0.8x	8.2x
Tier Technologies Inc.	$133.1	$7.1	5.3%	$0.2	$(53.3)	$149.4	$96.1	0.7x	13.5x

							Average	1.4x	13.7x
							Median	1.2x	14.0x

(1) LTM figues are pro forma for significant material merger transactions in the LTM period.